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                               January 30, 2024

       Dato    Maznah Abdul Binti Jalil
       Chief Executive Officer
       Liberty Resources Acquisition Corp.
       10 East 53rd Street, Suite 3001
       New York, NY 10022

                                                        Re: Liberty Resources
Acquisition Corp.
                                                            Preliminary Proxy
Statement on Schedule 14A
                                                            Filed January 19,
2024
                                                            File No. 001-40883

       Dear Dato    Maznah Abdul Binti Jalil:

                                                        We have reviewed your
filing and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Preliminary Proxy Statement on Schedule 14A filed January 19, 2024

       General

   1. Please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-
                                                        U.S. person. If so,
include risk factor disclosure that addresses how this fact could impact your ability to
complete your initial business combination.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
  Dato    Maznah Abdul Binti Jalil
Liberty Resources Acquisition Corp.
January 30, 2024
Page 2

       Please contact Isabel Rivera at 202-551-3518 or Brigitte Lippmann at 202-551-3713 with any questions.



                                                         Sincerely,
FirstName LastName Dato    Maznah Abdul Binti Jalil
                                                         Division of
Corporation Finance
Comapany NameLiberty Resources Acquisition Corp.
                                                         Office of Real Estate
& Construction
January 30, 2024 Page 2
cc:       Andrew M. Tucker
FirstName LastName